UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1Q14 BR GAAP Results

April 29th, 2014

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


2.7
1.0
2.3
1.7
2.0
2011
2012
2013
2014e
2015e

Interest Rate – Selic (%)


11.00
7.25
10.00
11.25
12.00
2011
2012
2013
2014e
2015e

Inflation (IPCA %)


6.5
5.8
5.9
6.5
6.0
2011
2012
2013
2014e
2015e

Exchange Rate (R$ / US$)


1.88
2.04
2.34
2.45
2.50
2011
2012
2013
2014e
2015e

Source: Brazilian Central Bank, IBGE, Focus Research Forecast (April, 25th).
(*) According to IBGE, GDP growth of 2012 was revised from 0.9% to 1.0%.

TABLE OF CONTENTS

HIGHLIGHTS – 1Q14

- Net profit of R$ 1,428 million
- Profit before taxes grows 9% in 12 months and 2% in the quarter
- Expanded loan portfolio grows 7% and funding from clients increases 14%
- Fees and commissions grow 11%. Excluding the normalization[1], they grow 2%
- Costs control, growing well below inflation
- NPL ratio over 90 days improves 200 bps and allowance for loan losses decreases 30%
- Maintenance of comfortable liquidity, coverage and capital levels
- Signing of the agreement for the acquisition of GetNet

(*) All variations are in twelve months, except when it is mentioned.
1. Excludes the insurance's seasonal effect and the sale of the Santander Asset Management

TABLE OF CONTENTS

RESULTS


R$ MM
-6.0%
1.3%
1,519
1,410
1,407
1,409
1,428
909
909
909
909
909
609
501
497
500
518
1Q13
2Q13
3Q13
4Q13
1Q14
Accounting Profit
Goodwill

Profit/Share[1] In Reais

1.60	1.48	1.48	1.48	1.50

(*) Accounting Net profit with reversal of 100% of goodwill amortization expenses.
1. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

Santander

RESULTS

R$MM

Managerial Profit[1]	1Q14	1Q13	Var. (%) YoY	Var. (%) QoQ
Net Interest Income	7,000	7,658	-8.6%	-2.9%
Fee and Commission Income	2,633	2,586	1.8%	-7.5%
Allowance for Loan Losses	(2,346)	(3,371)	-30.4%	-4.2%
General Expenses[2]	(3,974)	(3,891)	2.1%	-7.9%
Tax Expenses	(767)	(750)	2.2%	-2.4%
Other Income/Expenses	(797)	(631)	26.2%	-0.8%
PROFIT BEFORE TAXES	1,749	1,600	9.3%	2.5%
Income Tax and Social Contribution	(269)	(38)	n.a.	14.1%
Minority Interest	(53)	(43)	22.7%	-14.6%
MANAGERIAL NET PROFIT	1,428	1,519	-6.0%	1.3%

1. Excludes 100% of the goodwill amortization expense ,tax hedge effect and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS - NET INTEREST INCOME

Net Interest Income Breakdown[1]

R$ MM


-8.6%
-2.9%
7,658
7,438
7,521
7,211
7,000
1,706
1,542
1,744
1,409
1,293
229
259
293
320
304
5,723
5,637
5,483
5,482
5,403
1Q13
2Q13
3Q13
4Q13
1Q14
Credit
Deposits
Others²

NII with Clients and Interest Rates


Interest Rate (Quarter average) – Selic
1Q13
2Q13
3Q13
4Q13
1Q14
7.1 %
7.5 %
8.5%
9.5%
10.4%
11.1%
10.6%
10.0%
9.8%
9.9%
Credit Spread (%)
0.8%
0.9%
0.9%
1.0%
1.0%
Deposit Spread (%)
1Q13
2Q13
3Q13
4Q13
1Q14

1. Excludes the tax hedge effect and credit recovery.
2. Includes Gains (Losses) on financial transactions and other net interest incomes.

Santander

LOAN PORTFOLIO

Expanded Portfolio


R$ Billion
7.2%
-1.6%
256.9
266.7
272.8
279.8
275.2
Mar.13
Jun.13
Sep.13
Dec.13
Mar.14

Segment Breakdown

R$ Million	Mar-14	Mar-13	YoY	QoQ	Share Loan Portfolio in Mar/14
Individuals	75,588	71,383	5.9%	0.1%	34%
Consumer Finance	37,421	36,208	3.3%	-1.1%	17%
SMEs	31,873	36,135	-11.8%	-5.5%	14%
Corporate	79,130	67,978	16.4%	-1.6%	35%
Total	**224,012**	**211,703**	**5.8%**	**-1.5%**	**100%**
Other Transactions[1]	51,233	45,161	13.4%	-2.1%	
Expanded Portfolio	**275,245**	**256,864**	**7.2%**	**-1.6%**	

1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets and guarantees.

CREDIT INDICATORS

NPL from 15 to 90 days[1]

NPL Over 90 days[2]



6.8%
6.4%
6.8%
6.7%
7.4%
4.9%
4.5%
4.7%
4.7%
5.3%
3.1%
2.7%
2.8%
2.9%
3.2%
Mar.13
Jun.13
Sep.13
Dec.13
Mar.14
8.0%
7.1%
6.0%
5.1%
5.1%
5.8%
5.2%
4.5%
3.7%
3.8%
3.8%
3.5%
3.1%
2.4%
2.6%
Mar.13
Jun.13
Sep.13
Dec.13
Mar.14
Corporate
Individuals
Total

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

ALLOWANCE FOR LOAN LOSSES


5.6%
5.2%
4.3%
3.8%
3.6%
-30.4%
-4.2%
3,371
3,202
2,698
2,449
2,346
3,716
3,650
3,534
3,327
3,001
(345)
(448)
(836)
(878)
(655)
1Q13
2Q13
3Q13
4Q13
1Q14
Credit Cost[1]
Gross Allowance for Loan Losses
Income from recovery of written off loans

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.

FEES AND COMMISSION INCOME

Total[1]

R$ Million


1.8%
-7.5%
2,586
2,628
2,614
2,847
2,633
1Q13
2Q13
3Q13
4Q13
1Q14

Breakdown of Fee and Commission Income

R$ Million	1Q14	1Q13	YoY	QoQ
Asset Management[2]	236	281	-16.1% **10.2%**	-9.7% **1.2%**
Current Account	459	415	10.6%	-2.5%
Lending Operations[3]	280	273	2.8%	-9.4%
Insurance	428	533	-19.6% **11.8%**	-18.2% **8.5%**
Cards[4]	821	730	12.4%	-7.2%
Collection Services[5]	215	188	14.5%	-2.0%
Securities Brokerage and Placement	128	111	15.3%	35.8%
Others	66	56	18.6%	-21.5%
TOTAL	**2,633**	**2,586**	**1.8%**	**-7.5%**
Normalized Total[6]	**2,633**	**2,369**	**11.1%**	**-2.1%**

*the second variation does not consider the insurance's seasonal effect and the sale of the Santander Asset Management

1. Includes fee and commission income
2. Includes income from funds and consortia; 3. Includes guarantees rendered
4. Includes acquiring services 5. Includes collection and bill; 6. Excludes the insurance's seasonal effect and the sale of the Santander Asset Management

GENERAL EXPENSES

General Expenses

R$ Million



2.1%
-7.9%
3,891
455
1,753
1,683
3,992
467
1,735
1,789
4,101
396
1,807
1,898
4,313
413
1,947
1,953
3,974
436
1,760
1,779
1Q13
2Q13
3Q13
4Q13
1Q14
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	1Q14	1Q13	YoY	QoQ
Administrative	1,779	1,683	5.7%	-8.9%
Personnel[1]	1,760	1,753	0.4%	-9.6%
Subtotal	**3,538**	**3,436**	**3.0%**	**-9.3%**
Depreciation and Amortization[2]	436	455	-4.2%	5.5%
Total	**3,974**	**3,891**	**2.1%**	**-7.9%**

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense.

Santander

PERFORMANCE RATIOS

Efficiency Ratio[1] (%)


44.3%
51.1%
49.3%
1Q13
4Q13
1Q14

Recurrence[2] (%)


66.5%
66.0%
66.3%
1Q13
4Q13
1Q14

ROAA[3] (%)


1.4%
1.2%
1.2%
1Q13
4Q13
1Q14

ROAE[4] (%)


12.0%
10.5%
11.2%
1Q13
4Q13
1Q14

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense)). 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized). 4. Return on average equity excluding goodwill (annualized).

Santander

ASSETS AND EQUITY

Assets[1] – R$ Billion


11.4%
2.0%
437
476
486
Mar.13
Dec.13
Mar.14

Equity[1] – R$ Billion


-4.7%
-8.9%
51.1
53.4
48.7
Mar.13
Dec.13
Mar.14

1. Excludes 100% of the goodwill that, in Mar/13 was R$ 12.1 billion, in Dec/13 R$ was 9.4 billion and in Mar/14 was R$ 8.5 billion. Equity considers the reduction of R$ 6 billion of the Capital Optimization Plan

RATIOS

Coverage Ratio over 90 days[1]


124.2%
179.4%
176.7%
Mar.13
Dec.13
Mar.14

BIS Ratio[2]


21.5%
1.4%
20.1%
19.2%
0.8%
18.4%
18.3%
1.6%
16.7%
CET1: 15.8%
Mar.13
Dec.13
Mar.14
Tier I
Tier II

FUNDING

R$ Billion	Mar-14	Mar-13	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	49.4	40.6	21.5%	0.4%
Time Deposits + Debentures[1]	143.6	127.9	12.3%	1.1%
Treasury Notes (Letras Financeiras)	30.5	26.8	13.8%	-1.2%
Funding From Clients - on balance (A)	**223.5**	**195.3**	**14.4%**	**0.6%**
(-) Reserve Requirements	-40.0	-32.2	24.3%	12.4%
Borrowing and Onlendings	12.5	9.9	27.2%	5.9%
Subordinated Debt[2]	14.3	11.4	25.7%	61.0%
Offshore Funding	30.9	33.1	-6.6%	-14.4%
Total Funding – on balance (B)	**241.2**	**217.4**	**10.9%**	**-0.9%**
Assets Under Management[3]	149.4	141.4	5.7%	3.1%
Total Funding + AUM	**390.6**	**358.8**	**8.8%**	**0.6%**
Total Credit (C)	224.0	211.7	5.8%	-1.5%
C/ B (%)	93%	97%		
C / A (%)	100%	108%		

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA);
2. Includes debt instruments eligible to compose capital
3. According to the ANBIMA criterion.

TABLE OF CONTENTS

FINAL REMARKS – 1Q14

- Net profit of R$ 1,428 million
- Profit before taxes grows 9% in 12 months and 2% in the quarter
- Expanded loan portfolio grows 7% and funding from clients increases 14%
- Fees and commissions grow 11%. Excluding the normalization[1], they grow 2%
- Costs control, growing well below inflation
- NPL ratio over 90 days improves 200 bps and allowance for loan losses decreases 30%
- Maintenance of comfortable liquidity, coverage and capital levels
- Signing of the agreement for the acquisition of GetNet

(*) All variations are in twelve months, except when it is mentioned.
1. Excludes the insurance's seasonal effect and the sale of the Santander Asset Management.

TABLE OF CONTENTS

Annexes – BR GAAP

CAPITAL OPTIMIZATION PLAN

Capital Restitution

- **Reduction of R$ 6.0 bln in equity (excluding goodwill)**: from R$ 53.4 bln in Dec/13 to R$ 48.7 bln in Mar/14.
- **Distribution to the shareholders**: amounted R$ 6.0 bln, with no reduction of the number of shares, with payment on January 29th, 2014.

Issuance of Subordinated Notes

- **Issuance of R$ 6,0 bln debt**, to compose Tier I and Tier II of the Regulatory Capital:

	Tier I	Tier II
Notional[1]	**US$ 1.248 billion or R$ 3.0 billion**	**US$ 1.248 billion or R$ 3.0 billion**
Interest Rates[2]	**7.375%**	**6.00%**
Maturity	Perpetual	01/29/2024
Interests Payment	Quarterly	Semiannual

1) Values converted at the exchange rate R$2.4044/US$, related to January, 27th, 2014.

2) The effective rate considering the withholding tax assumed by the issuer is: 8.676%for Tier I and 7.059%for TierII.

Acquisition of GetNet

Acquisition of GetNet enables a higher business potential

Market trend

- Market consolidation with a few players
- Potential for growth: market has not reached levels of mature economies
- Expected growth of 15% a.a.

Advantages of new structure

- Higher flexibility on business management with a better alignment of commercial agenda and platform development
- Increase on operational leverage with gains of scale
- A new and more complete commercial approach:


Financing Services
Acquiring Services
Vertical Services
Recharge
Corba\n
GO PAY
auttar
Integrated Account
Offer from GetNet
New Value Offer

RESULTS

Managerial[1] (R$ million)

Managerial Financial Statement	1Q14	1Q13	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**7,000**	**7,658**	**(658)**	**-8.6%**
Allowance for Loan Losses	(2,346)	(3,371)	1,025	-30.4%
NET INTEREST INCOME AFTER LOAN LOSSES	**4,654**	**4,287**	**367**	**8.6%**
Fee and Commission Income	2,633	2,586	47	1.8%
General Expenses	(3,974)	(3,891)	(83)	2.1%
Personnel Expenses + Profit Sharing	(1,760)	(1,753)	(7)	0.4%
Administrative Expenses[2]	(2,214)	(2,138)	(76)	3.6%
Tax Expenses	(767)	(750)	(16)	2.2%
Other Income (Expenses)[3]	(797)	(631)	(166)	26.2%
INCOME BEFORE TAXES	**1,749**	**1,600**	**149**	**9.3%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(269)	(38)	(230)	n.a.
MINORITY INTEREST	(53)	(43)	(10)	22.7%
NET PROFIT	**1,428**	**1,519**	**(91)**	**-6.0%**

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement	1Q13	2Q13	3Q13	4Q13	1Q14
NET INTEREST INCOME	**7,658**	**7,438**	**7,521**	**7,211**	**7,000**
Allowance for Loan Losses	(3,371)	(3,202)	(2,698)	(2,449)	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,287**	**4,236**	**4,822**	**4,762**	**4,654**
Fee and Commission Income	2,586	2,628	2,614	2,847	2,633
General Expenses	(3,891)	(3,992)	(4,101)	(4,313)	(3,974)
Personnel Expenses + Profit Sharing	(1,753)	(1,735)	(1,807)	(1,947)	(1,760)
Administrative Expenses[2]	(2,138)	(2,257)	(2,294)	(2,367)	(2,214)
Tax Expenses	(750)	(776)	(812)	(785)	(767)
Other Income (Expenses)[3]	(631)	(499)	(918)	(803)	(797)
INCOME BEFORE TAXES	**1,600**	**1,597**	**1,605**	**1,707**	**1,749**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(38)	(93)	(151)	(236)	(269)
MINORITY INTEREST	(43)	(94)	(48)	(62)	(53)
NET PROFIT	**1,519**	**1,410**	**1,407**	**1,409**	**1,428**

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

BALANCE SHEET

Assets (R$ million)

Assets	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14
Current Asset and Long-term Assets	**426,550**	**446,974**	**444,978**	**465,777**	**475,805**
Cash and Cash Equivalents	5,256	4,534	5,906	5,486	5,204
Interbank Investments	47,250	44,342	44,776	47,655	31,255
Securities and Derivative Financial Instrument	71,830	77,534	71,610	78,146	96,242
Interbank Accounts	34,004	34,317	38,298	35,833	42,712
Interbranch Accounts	1	1	1	1	0
Lending Operations	196,434	203,059	207,112	212,508	208,981
- Lending Operations	211,703	218,053	222,071	227,482	224,012
- Lending Operations Related to Assignment	47	38	31	25	20
- Allowance for Loan Losses	(15,317)	(15,033)	(14,990)	(14,999)	(15,050)
Other Receivables	70,154	81,408	75,500	84,339	89,440
Other Assets	1,621	1,779	1,775	1,809	1,970
Permanent Assets	**22,051**	**21,076**	**20,430**	**20,088**	**18,807**
Investments	45	115	122	137	51
Fixed Assets	5,752	5,886	6,125	6,807	6,704
Intangibles	16,254	15,076	14,183	13,144	12,052
- Goodwill	26,241	26,240	26,245	26,245	26,275
- Others	(9,987)	(11,164)	(12,062)	(13,101)	(14,223)
Total Assets	**448,601**	**468,050**	**465,408**	**485,866**	**494,612**
Total Assets (excluding goodwill)	**436,503**	**456,863**	**455,125**	**476,492**	**486,117**

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14
Current Liabilities and Long-Term Liabilities	**384,184**	**402,912**	**400,424**	**421,751**	**436,052**
Deposits	122,776	126,147	130,433	134,213	133,227
Demand Deposits	12,717	13,385	14,420	15,605	14,356
Saving Deposits	27,915	29,293	31,259	33,589	35,023
Interbank Deposits	3,474	3,604	3,755	3,920	3,956
Time Deposits	78,669	79,865	80,999	81,100	79,891
Money Market Funding	79,663	78,871	77,794	78,462	86,279
Funds from Acceptance and Issuance of Securities	58,498	64,956	63,758	69,061	66,125
Interbank Accounts	1,710	1,414	2,428	64	2,276
Interbranch Accounts	1,261	984	1,344	2,771	1,454
Borrowings	16,024	16,976	17,460	17,975	17,627
Domestic Onlendings - Official Institutions	9,737	9,559	10,465	11,757	12,459
Foreign Onlendings	27	29	19	19	9
Derivative Financial Instruments	4,132	5,713	5,505	5,865	4,543
Other Payables	90,355	98,262	91,218	101,563	112,054
Deferred Income	275	252	298	308	315
Minority Interest	912	924	947	987	1,040
Equity	63,230	63,963	63,740	62,819	57,204
Total Liabilitities and Equity	**448,601**	**468,050**	**465,408**	**485,866**	**494,612**
Equity (excluding goodwill)	**51,133**	**52,776**	**53,457**	**53,446**	**48,709**

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Mar-14	Mar-13	Var. YoY	Dec-13	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	3,229	2,855	13.1%	3,193	1.1%
Credit Card	16,714	14,919	12.0%	17,221	-2.9%
Payroll Loans	12,800	15,029	-14.8%	13,719	-6.7%
Payroll Loans originated by the bank	12,345	13,904	-11.2%	13,058	-5.5%
Acquired Portfolio	455	1,125	-59.5%	661	-31.1%
Mortgage	16,694	12,492	33.6%	15,702	6.3%
Agricultural Loans	2,844	2,422	17.4%	2,740	3.8%
Personal Loans / Others	23,307	23,666	-1.5%	22,948	1.6%
Total	**75,588**	**71,383**	**5.9%**	**75,522**	**0.1%**
Consumer Finance	**37,421**	**36,208**	**3.3%**	**37,849**	**-1.1%**
Corporate	**111,003**	**104,112**	**6.6%**	**114,111**	**-2.7%**
Leasing / Auto Loans	3,185	3,556	-10.4%	3,337	-4.5%
Real Estate	9,850	7,824	25.9%	9,497	3.7%
Trade Finance	17,017	15,823	7.5%	17,102	-0.5%
On-lending	10,377	8,181	26.8%	9,944	4.4%
Agricultural Loans	2,416	2,482	-2.7%	2,290	5.5%
Working Capital / Others	68,158	66,245	2.9%	71,942	-5.3%
Total	**224,012**	**211,703**	**5.8%**	**227,482**	**-1.5%**

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,854 MM in Mar/14, R$ 32,896 MM in Mar/13 and R$ 33,732 MM in Dec/13.

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1Q14	1Q13
NET PROFIT - BR GAAP	518	609
Reversal of Goodwill Amortization	909	909
MANAGERIAL NET PROFIT - BR GAAP	1,428	1,519
Impairment on Loans and Receivables	(3)	(2)
PPA Amortization	(19)	(17)
Others	12	77
NET PROFIT - IFRS	1,417	1,577

SANTANDER ACQUIRING

In 1Q14 :

- Revenues increase **46%** in the last 12 months

Santander Acquiring		1Q13	1Q14	1Q14 vs. 1Q13
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 5,217 ▪ 44.2	▪ 7,709 ✓ 60.5	▪ 48% ✓ 37%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 3,294 ▪ 57.5	▪ 4,748 ✓ 79.7	▪ 44% ✓ 39%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 8,511 ▪ 101.7	▪ 12,457 ✓ 140.2	▪ 46% ✓ 38%

- Signing of the agreement for the acquisition of GetNet
- Presence in all Brazilian states

CREDIT INDICATORS

NPL Over 60 days[1]


9.3%
8.4%
7.2%
6.3%
6.3%
6.8%
6.2%
5.4%
4.6%
4.8%
4.4%
4.1%
3.7%
3.0%
3.3%
Mar.13
Jun.13
Sep.13
Dec.13
Mar.14

NPL Over 90 days[2]


8.0%
7.1%
6.0%
5.1%
5.1%
5.8%
5.2%
4.5%
3.7%
3.8%
3.8%
3.5%
3.1%
2.4%
2.6%
Mar.13
Jun.13
Sep.13
Dec.13
Mar.14
Corporate
Individuals
Total

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

VINTAGES PERFORMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]


180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
69
67
59
56
53
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13

Retail - Corporate


180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
66
55
46
41
44
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13

"Car Finance"


180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
54
50
45
52
59
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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